Sit Dividend Growth Fund
(SDVGX, SDVSX)

By

Kent L. Johnson, CFA

Kent L. Johnson, CFA
Sit Investment Associates, Inc.
3300 IDS Center
Minneapolis, MN 55402
www.sitfunds.com

Disclosure

This summary may contain the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice. Before you invest, please read the prospectus carefully.

The prospectus contains the investment objective, risks, and charges and expenses of the Fund, as well as other information, which should be carefully considered before investing. For a free prospectus, call 1-800-332-5580 or download the prospectus at www.sitfunds.com.

Performance information is historical and does not guarantee future results. Investment return and principal value of an investment in the Fund will fluctuate, so that an investor's shares in the fund, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. Performance information current to the most recent month-end may be obtained by calling 1-800-332-5580 or by visiting www.sitfunds.com.

Outline of Presentation

I. Organizational Overview

Our Mission Statement

The firm is dedicated to a single purpose: to be one of the premier investment management firms in the United States.

Background

1981

- Sit Investment Associates founded in Minneapolis by Eugene C. Sit
- Sit Mutual Funds formed
- Sit Investment Associates is one of the largest minority-owned advisory firms in the U.S.

1984

- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989

- Sit International division formed to manage international and global portfolios

1994

- Small capitalization domestic growth product introduced

2004

- Dividend growth product introduced

Total Assets Under Management
As of August 31, 2009: $8.0 Billion

- Equity $2.2 Billion
- Fixed Income $5.8 Billion
- Institutional Separate Accounts $6.4 Billion
- Sit Mutual Funds $1.6 Billion

Roger J. Sit

Chairman, CEO, President and Global Chief Investment Officer

Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Technology (1987)	
	United States Air Force Academy, BS (1984)	
Inv. Exp.:	18 Years	
Age:	47	
E-mail:	rjs@sitinvest.com	



Kent L. Johnson, CFA

Senior Vice President - Research and Investment Management

Financials/Capital Goods Sectors

Professional Experience:	1989-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (1995)	
	University of Minnesota, BS (1989)	
Inv. Exp.:	16 Years	
Age:	44	
E-mail:	klj@sitinvest.com	



Michael J. Stellmacher, CFA

Vice President – Research and Investment Management

Energy/Materials

Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	1987-2000	The Pillsbury Company, Manager – Benefits Investment, Senior Economist
	1984-1987	Tri/Valley Growers, Manager - Economic Research
	1979-1983	U.S. Department of Agriculture, Agricultural Economist
Education:	University of Minnesota, MBA (1991)	
	Oklahoma State University, MS (1979)	
	University of Wisconsin – Madison, BS (1977)	
Inv. Exp.:	18 Years	
Age:	54	
E-mail:	mjs@sitinvest.com	



David A. Brown, CFA, CPA

Vice President - Research and Investment Management
Director of Client Services

Consumer/Accounting Sectors

Professional Experience:	1997-Present	Sit Investment Associates, Inc.
	1986-1997	KPMG PeatMarwick LLP, Director of Financial Services Corporate Finance Practice
Education:	University of North Dakota, BBA (1986)	
Inv. Exp.:	14 Years	
Age:	45	
E-mail:	dab@sitinvest.com	



Corporate Values and Goals
Established with the Founding of the Firm in 1981

Our Corporate Values

- To operate under the highest ethical and professional standards.
- To put our clients first in everything we do. We realize that the success of our clients results in our success.
- To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.
- To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

- To provide superior investment management products for discriminating investors.
- To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.
- To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.
- To have fun, on a partnership basis, with our clients.

Growth Stock Investment Management Process

TOP-DOWN ANALYSIS
(Investment Committee)

- **Macro Variables**
- **Market Valuation**

- **Secular Trends**
- **Political Environment**
- **Economic Outlook**
- **Fiscal and Monetary Policy**
- **Sentiment**

PORTFOLIO DECISIONS
(Investment Team)

- **Regional and Country Allocation**
- **Industry & Sector Allocation**
- **Stock Selection**

BOTTOM-UP ANALYSIS
(Portfolio Managers / Research Analysts)

- **Fundamental Company & Industry Research**
- **Quantitative Valuation**
- **Specific Stock Recommendations**

II. Performance

Sit Mutual Funds – Total Return

TOTAL RETURN BY CALENDAR YEAR

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	YTD 2009
Balanced SIBAX	**20.15%**	**-4.80%**	**-12.99%**	**-18.59%**	**19.20%**	**9.22%**	**7.51%**	**7.88%**	**10.52%**	**-26.88%**	**18.31%**
S&P 500 Index	21.04	-9.11	-11.88	-22.10	28.68	10.88	4.91	15.80	5.50	-37.00	19.26
Barclays Capital Aggregate Bond Index	-0.82	11.63	8.44	10.25	4.10	4.34	2.43	4.33	6.97	5.24	5.72
Dividend Growth Class I[1] SDVGX	—	—	—	—	—	**10.91**	**9.41**	**18.29**	**12.89**	**-29.60**	**18.33**
S&P 500 Index	—	—	—	—	—	10.88	4.91	15.80	5.50	-37.00	19.26
Dividend Growth Class S[1] SDVSX	—	—	—	—	—	—	—	**11.25[2]**	**12.56**	**-29.77**	**18.01**
S&P 500 Index	—	—	—	—	—	—	—	11.11[2]	5.50	-37.00	19.26
Global Dividend Growth Class I[1][3] GDGIX	—	—	—	—	—	—	—	—	—	**-5.25[5]**	**18.53**
Global Dividend Growth Class S[1][3] GDGSX	—	—	—	—	—	—	—	—	—	**-5.31[5]**	**18.32**
Composite Index[4]	—	—	—	—	—	—	—	—	—	-21.11[5]	23.13
S&P 500 Index	—	—	—	—	—	—	—	—	—	-21.94[5]	19.26
MSCI EAFE Index	—	—	—	—	—	—	—	—	—	-19.95[5]	28.97
Large Cap Growth[6] SNIGX	**33.41**	**-13.84**	**-27.70**	**-30.58**	**26.34**	**12.79**	**9.59**	**9.54**	**14.14**	**-34.10**	**21.30**
Russell 1000® Growth Index	33.16	-22.43	-20.42	-27.89	29.76	6.30	5.27	9.08	11.81	-38.44	27.11
Mid Cap Growth[7][8] NBNGX	**70.65**	**-4.35**	**-33.39**	**-34.64**	**38.51**	**17.02**	**15.27**	**9.56**	**18.87**	**-45.34**	**29.97**
Russell Midcap® Growth Index	51.29	-11.75	-20.15	-27.41	42.71	15.48	12.10	10.65	11.44	-44.32	37.12
International Growth[3] SNGRX	**50.77**	**-26.66**	**-33.26**	**-29.84**	**28.70**	**12.97**	**14.67**	**18.19**	**16.08**	**-44.99**	**22.71**
MSCI EAFE Growth Index	29.46	-24.51	-24.58	-16.02	31.99	16.12	13.28	22.33	16.45	-42.70	24.19
Small Cap Growth[8] SSMGX	**108.63**	**6.25**	**-28.19**	**-26.22**	**34.57**	**6.79**	**18.52**	**7.99**	**20.43**	**-42.96**	**26.26**
Russell 2000® Growth Index	43.10	-22.44	-9.24	-30.27	48.53	14.31	4.15	13.34	7.05	-38.54	29.12
Developing Markets Growth[3] SDMGX	**82.50**	**-30.18**	**-12.01**	**-18.37**	**45.96**	**16.54**	**33.77**	**31.59**	**40.72**	**-55.26**	**58.44**
MSCI Emerging Markets Index	63.70	-31.80	-4.91	-7.97	51.59	22.45	30.31	29.18	36.48	-54.48	61.20

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative.

(1) The Fund offers its shares in two classes: Class I shares and Class S shares. The annual returns shown for the Class I shares are substantially similar to the Class S because both classes of shares are invested in the same portfolio of securities. Returns differ only to the extent that the 12b-1 distribution fee (0.25%) that is charged to the Class S Shares.
(2) Due to the Fund's inception date of 3/31/06, the 2006 calendar year returns for the Sit Dividend Growth Fund Class S and its benchmark (S&P 500 Index) reflect nine months of performance.
(3) International investing has special risks, such as currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.
(4) Composite Index comprised of 60% S&P 500 Index and 40% MSCI EAFE Index.
(5) Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns for the Sit Global Dividend Growth Fund and its benchmarks reflect performance since 9/30/08.
(6) Pursuant to a Plan of Reorganization on 7/14/00, the Large Cap Growth Fund acquired all of the assets of Regional Growth Fund in exchange for shares of common stock of the Large Cap Growth Fund.
(7) Pursuant to a Plan of Reorganization on 10/26/07, the Mid Cap Growth Fund acquired all of the assets of the Science and Technology Growth Fund in exchange for shares of common stock of the Mid Cap Growth Fund.
(8) Stocks of small- and mid-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Sit Mutual Funds (Equity) – Total Return

SIT EQUITY FUNDS	Three Month*	Six Month*	One Year	Three Year	Five Year	Ten Year	Since Inception	Inception Date	12-Month Distribution Rate As of 9/30/2009[1]
			AVERAGE ANNUAL RETURNS FOR PERIODS ENDED SEPTEMBER 30, 2009						
Balanced SIBAX	**11.54%**	**22.90%**	**0.04%**	**0.05%**	**3.35%**	**1.19%**	**5.99%**	**12/31/93**	**3.25%**
S&P 500 Index	15.61	34.02	-6.91	-5.43	1.02	-0.15	7.33		
Barclays Capital Aggregate Bond Index	3.74	5.59	10.56	6.41	5.13	6.30	6.24		
Dividend Growth Class I SDVGX	**13.20**	**29.54**	**-4.31**	**-0.14**	**5.56**	**—**	**5.35**	**12/31/03**	**2.56**
S&P 500 Index	15.61	34.02	-6.91	-5.43	1.02	—	1.14		
Dividend Growth Class S SDVSX	**13.05**	**29.36**	**-4.53**	**-0.43**	**—**	**—**	**1.07**	**3/31/06**	**2.27**
S&P 500 Index	15.61	34.02	-6.91	-5.43	—	—	-3.56		
Global Dividend Growth Class I GDGIX	**14.67**	**33.36**	**12.30**	**—**	**—**	**—**	**12.30[2]**	**9/30/08**	
Global Dividend Growth Class S GDGSX	**14.54**	**33.29**	**12.04**	**—**	**—**	**—**	**12.04[2]**	**9/30/08**	
Composite Index[3]	17.15	40.23	-2.86	—	—	—	-2.86[2]		
S&P 500 Index	15.61	34.02	-6.91	—	—	—	-6.91[2]		
MSCI EAFE Index	19.47	49.85	3.23	—	—	—	3.23[2]		
Large Cap Growth SNIGX	**12.58**	**27.22**	**-4.33**	**-1.03**	**3.71**	**-1.61**	**9.51**	**9/2/82**	
Russell 1000® Growth Index	13.97	32.57	-1.85	-2.50	1.86	-2.56	10.12		
Mid Cap Growth NBNGX	**14.34**	**36.88**	**-5.11**	**-3.11**	**4.11**	**0.49**	**11.48**	**9/2/82**	
Russell Midcap® Growth Index	17.58	41.89	-0.40	-3.10	3.75	2.18	—		
International Growth SNGRX	**17.98**	**45.81**	**-6.15**	**-5.29**	**3.91**	**-3.07**	**3.49**	**11/1/91**	
MSCI EAFE Growth Index	16.78	41.81	-0.78	-3.22	5.75	0.56	3.36		
Small Cap Growth SSMGX	**14.60**	**37.17**	**-6.84**	**-2.37**	**4.56**	**3.98**	**9.53**	**7/1/94**	
Russell 2000® Growth Index	15.95	43.06	-6.32	-2.60	2.91	1.10	5.19		
Developing Markets Growth SDMGX	**20.52**	**60.26**	**9.74**	**4.83**	**14.82**	**8.30**	**5.11**	**7/1/94**	
MSCI Emerging Markets Index	20.06	60.37	16.16	5.51	14.51	8.86	4.32		

**3-month and 6-month returns not annualized.*

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative. Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. This and other information is contained in the Funds' prospectus, which may be obtained by calling or visiting www.sitfunds.com. Please read the prospectus carefully before you invest or send money.

(1) Based on the last 12 months of distributed net investment income and average NAV as of 9/30/2009. One of the investment objectives of Sit Balanced Fund and Sit Dividend Growth Fund is to provide income, which is distributed quarterly.

(2) Period from Fund inception (9/30/08) through current month-end. Not annualized.

(3) Composite Index comprised of 60% S&P 500 Index and 40% MSCI EAFE Index.

Sit Dividend Growth Equities Composite[1]
Total Returns Unless Noted

Gross of Fees

Year 2004

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	1.75%	0.50%	1.44%	7.85%	11.87%
S&P 500 Index	1.69	1.72	-1.87	9.23	10.88

Year 2005

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	1.72%	1.73%	4.67%	2.18%	10.67%
S&P 500 Index	-2.15	1.37	3.61	2.09	4.91

Year 2006

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	6.38%	0.57%	5.18%	6.20%	19.51%
S&P 500 Index	4.21	-1.44	5.66	6.70	15.79

Year 2007

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	2.98%	6.68%	3.42%	0.70%	14.41%
S&P 500 Index	0.64	6.28	2.03	-3.33	5.50

Year 2008

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	-6.13%	0.09%	-6.75%	-18.77%	-28.83%
S&P 500 Index	-9.44	-2.73	-8.37	-21.94	-37.00

Year 2009

	1st Qtr	2nd Qtr	3rd Qtr	YTD
Sit Dividend Growth	-9.08%	14.83%	13.90%	18.92%
S&P 500 Index	-11.01	15.93	15.61	19.26

	Annualized Returns			**Since Inception (12/31/03 - 09/30/09)**	
	1 Year	3 Years	5 Years	Cumulative	Annualized
Sit Dividend Growth	-3.40%	0.93%	6.67%	43.27%	6.45%
S&P 500 Index	-6.91	-5.43	1.02	6.77	1.15

[1] Results are time-weighted, total rates of return, and gross of fees. Representative accounts and composites are valued monthly and returns are dollar-weighted using beginning of month market values. Past performance is not a guarantee of future result

Please refer to the disclosure on page 2

Sit Dividend Growth
Risk/Return Profile
(Gross Returns)

SIA Dividend Growth
Large Cap Equity Accounts
5 Years Ending June 30, 2009



10.00
5.00
0.00
-5.00
-10.00
-15.00
Annualised Return (%)
10.00
15.00
20.00
25.00
30.00
35.00
Annualised Standard Deviation
SIA Dividend Growth

Market Proxy: S&P 500 INDEX
Risk-Free Proxy: ML TREAS 91D A
Universe Source: (c) Russell Investment Group



Relative Average Quarterly Returns in Rising and Falling Markets
(January 2004 to September 2009)
5%
4%
3%
2%
1%
0%
0.1%
2.9%
Rising Market
Falling Market

Sit Investment Associates

Please refer to the disclosure on page 2

III. The Environment For Dividends

Dividend Growth Investing: Why It's Currently Attractive

The Return Environment

In a modest return environment expected for equities going forward, dividends are likely to become a large component of total returns

Investor Preferences

Investors have become more conservative after "excesses" in recent years and high profile scandals. For individuals, both demographics and reduced tax rates favor income-oriented investing

Higher Corporate Payouts

Corporate balance sheets remain strong and payout ratios remains relatively low, particularly based on normalized earnings. Free cash flow will remain strong due to secular/structural factors

Dividend Yields and Components of Equity Returns are Reversing Trends of the Prior Two Decades

Though the S&P's dividend yield has improved off its lows in the early 2000s ...

S&P 500 Yields Remain Below Historic Average



The dividend yield on the S&P is well below its long-term average.
S&P 500 Dividend Yield
Long-Term Avg Dividend Yield

Source: ISI Quantitative Research.

... the current 2.6% yield is well below the long-term average of 3.6%.

Return Analysis by Decade

Decade	Cumulative Price Return	Dividend Contribution	Cumulative Total Return	Dividend % of Total Return*	Average Payout Ratio
1930s	-41.9	56.0	14.1	NA	90.1
1940s	34.8	100.3	135.1	74.2	59.4
1950s	256.7	180.0	436.7	41.2	54.6
1960s	53.7	54.2	107.9	50.2	56.0
1970s	17.2	59.1	76.3	77.5	45.5
1980s	227.4	143.1	370.5	38.6	48.6
1990s	315.7	95.5	411.2	23.2	47.6
2000s	-39.5	11.4	-28.1	NA	41.4
Average	**103.0**	**87.5**	**190.5**	**50.8**	**55.4**
2009	-1.4	1.4	0.0	NA	NA

Not since the 1930s have dividends been this important to total return.

Dividends are an Important Driver of Long-Term Returns



S&P 500 Total Return
S&P 500 Price Return
3,000
2,500
2,000
1,500
1,000
500
-
12/82
12/84
12/86
12/88
12/90
12/92
12/94
12/96
12/98
12/00
12/02
12/04
12/06
12/08
1,818
863

Source: Bloomberg and Sit Investment Associates

Dividend Paying Stocks Outperform Non-Dividend Paying Stocks In A Slower Economy



Dividend-Paying Stocks vs. Non-Dividend-Paying Stocks in S&P 500
Monthly Data 1/31/1972 - 7/31/2009 (Log Scale)
Dividend-Paying S&P 500 Stocks (——)
(Gain/Annum = 8.13%)
Non-Dividend-Paying S&P 500 Stocks (----)
(Gain/Annum = 1.00%)
Standard & Poor's 500 (Equal-Weighted) Total Return (----)
(Gain/Annum = 6.58%)
*Based on equal-weighted geometric average of total returns (including dividends) of dividend-paying and non-dividend-paying historical S&P 500 Stocks
*Uses Indicated Annual Dividends to identify dividend-paying stocks on a rolling 12-month basis
3697
2254
1374
838
511
312
190
116
71
43
26
Bull/Bear Mode: | Paying Gain/ Annum | Non-Paying Gain/ Annum | S&P 500 Gain/ Annum | % of Time
* Bull | 20.2 | 16.9 | 19.5 | 68.0
Bear | -13.7 | -26.0 | -16.4 | 32.0
Shaded Areas Indicate NDR-Defined Bear Markets
1975
1980
1985
1990
1995
2000
2005
RAZOR68

	12/31/89 - 3/31/09	
	Dividend Paying Stocks*	**Non-Dividend Paying Stocks***
Avg. Ann. Return When Real Y/Y GDP is **Greater Than 2.5%**	13.9%	18.3%
Avg. Ann. Return When Real Y/Y GDP is **Less Than 2.5%**	6.4%	-1.2%

*Universe consists of 1000 largest U.S. domiciled companies, rebalanced quarterly and equal-weighted

Corporate Balance Sheets Remain Very Healthy, Supporting Dividends


S&P 500 ex-Financials Net Debt to Capital
50.0%
46.0%
42.0%
38.0%
34.0%
30.0%
26.0%
1Q90
1Q91
1Q92
1Q93
1Q94
1Q95
1Q96
1Q97
1Q98
1Q99
1Q00
1Q01
1Q02
1Q03
1Q04
1Q05
1Q06
1Q07
1Q08
Based on current constituents


Median Cash as % Market Cap Ex-Financials
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
2Q88
2Q89
2Q90
2Q91
2Q92
2Q93
2Q94
2Q95
2Q96
2Q97
2Q98
2Q99
2Q00
2Q01
2Q02
2Q03
2Q04
2Q05
2Q06
2Q07
2Q08

Diversification is important, even among dividend paying stocks


ISHARES DJ SEL DIVID IDX FD DJ SEL DIV INX
DVY
12/29/06 to 12/31/08
12/29/06 to 12/31/08
High: 75.82
Low: 34.41
Last: 41.29
USD
50 day moving avg
200 day moving avg
70
60
50
40
Relative to S&P 500
12/29/06 = 100, -0.3%
100
90
80
2007
2008


ISHARES TRUST INDEX DJ US RE DJ US REAL EST
IYR.IV
12/29/06 to 12/31/08
12/29/06 to 12/31/08
High: 94.96
Low: 23.53
Last: 37.12
USD
50 day moving avg
200 day moving avg
80
60
40
Relative to S&P 500
12/29/06 = 100, -30.5%
100
80
60
2007
2008

Yields have declined in "traditional" dividend paying sectors

Relative Yield (Regulated Utilities vs. S&P 500)


6.00
5.00
4.00
3.00
2.00
1.00
0.00
Utilities
Undervalued
+1 STD. DEV.
Mean
-1 STD. DEV.
Utilities Overvalued
May-86
May-88
May-90
May-92
May-94
May-96
May-98
May-00
May-02
May-04
May-06
May-08

S&P 500 Dividends and Share Buybacks Since 2000



S&P Dividends
S&P Share Buybacks
Change From Year Earlier
2000
2001
2002
2003
2004
2005
2006
2007
2008
+4.9%
-6.1%
0.3%
+6.0%
+29.8%
+45.6%
+19.1%
+27.2%
-29.7%
$0
$100
$200
$300
$400
$500
$600
$700
$800
$900

Dividends are likely to gain favor over buybacks:

•Credit crisis demonstrates how "excess capital" for buybacks can be temporary

•Investors are likely to demand higher dividends given the likelihood of modest returns for equities

Capital Goods

Structural Improvement in Fundamentals Enhances Dividend Potential



Net Debt to Cap
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
48.1%
26.7%
2000
Current



Free Cash Flow
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$228
$769
2000
Current



Sales per Employee
$300.0
$250.0
$200.0
$150.0
$100.0
$50.0
$0.0
$167.9
$257.4
2000
Current



Dividend Payers and Yields
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
12/00
12/02
12/04
12/06
12/08
% of 30 Largest Cos. Paying Dividends (L)
Avg Dividend Yield of 30 Largest Cos. (R)

Technology

Structural Improvement in Fundamentals Enhances Dividend Potential



Net Debt to Cap
0.0%
-5.0%
-10.0%
-15.0%
-20.0%
-25.0%
-30.0%
-35.0%
2000
Current
-19.9%
-32.4%



Free Cash Flow
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$276
$1,330
2000
Current



Sales per Employee
$450.0
$400.0
$350.0
$300.0
$250.0
$200.0
$150.0
$100.0
$50.0
$0.0
$294.5
$398.9
2000
Current



Dividend Payers and Yields
70%
60%
50%
40%
30%
20%
10%
0%
1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
12/2000
12/2002
12/2004
12/2006
12/2008
% of 30 Largest Cos. Paying Dividends (L)
Avg Dividend Yield of 30 Largest Cos. (R)

The Environment For Dividends - Summary

- The compounding of dividends is underappreciated as a driver of long-term investment returns. Companies with growing dividends have outperformed over time

- Dividends will make up a significant portion of overall returns in a low return, slow growth environment

- High quality, high yielding stocks outperform in most markets, particularly in low growth/ recessionary conditions

- Dividend payments signal prudent capital management, which is particularly important when capital is scarce. Dividends/ dividend growth signals confidence (to investors) in current/ future cash flows

- Demographics (i.e., aging population) point to a preference for income-generating securities

- Dividends are *generally* sustainable in the weak economic environment, given muted capital spending trends and improvements in managing working capital

- Sustainability of dividends/ dividend growth must be assessed on the basis of earnings stability, cash flow, and balance sheet strength.

IV. Dividend Growth Portfolio Characteristics

Sit Dividend Growth Fund Structure / Characteristics

- Dividend yield (gross) 50-100 bps higher than S&P 500
- Forecasted beta of 0.90 (provided by Northfield Information Systems)
- Below average portfolio turnover
- EPS growth rates similar to S&P 500, with lower valuations
- Above average "stability" (balance sheets, earnings, cash flow)
- Sector weights differ materially from S&P and Russell Style indices (both growth and value)
- Over 55% of holdings in SIA growth portfolios
- 97% of portfolio invested in common equities; the remainder is in REITs, LPs and Trusts. ADR's account for 9% of the portfolio
- Investment universe: dividend paying stocks across all sectors, geographies (only ADR's), and market capitalizations.
- Equal proportion of dividend growth companies and higher yielding securities

Dividend Growth Portfolios

What Do We Look For?

- The fundamental process is the same as in traditional Sit Growth portfolios. We look for:
  - Growing earnings;
  - Stable-to-improving margins;
  - Global opportunities;
  - A sustainable competitive advantage; and
  - Experienced management

- But we also look further for companies that exhibit characteristics that would encourage dividends and dividend growth:
  - High current dividend yield or potential for significant dividend increases over time;
  - Emphasis on balance sheet strength, includes low debt and strong cash flow; and
  - Consistency of earnings, cash flow generation

Sit Dividend Growth: Balancing Income, Capital Appreciation Potential

September 30, 2009

Yield-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
* MMM	3M CO	0.9%	2.7%	50%	10%
* ABT	ABBOTT LABS	1.4%	3.2%	48%	11%
* APD	AIR PRODS & CHEMS INC	0.8%	2.3%	57%	7%
AINV	APOLLO INVT CORP	0.5%	11.5%	100%	6%
ADP	AUTOMATIC DATA PROCESSING I	0.8%	3.3%	50%	11%
* BK	BANK OF NEW YORK MELLON COR	0.9%	1.3%	42%	10%
* BHP	BHP BILLITON LTD	1.0%	2.4%	78%	3%
* CTR	CATO CORP NEW	0.8%	3.1%	48%	10%
* CVX	CHEVRON CORP NEW	2.5%	3.8%	33%	8%
* DEO	DIAGEO P L C	1.4%	3.7%	53%	8%
* EMR	EMERSON ELEC CO	0.6%	3.4%	53%	12%
* EQT	EQT CORP	0.8%	2.0%	50%	9%
* EXC	EXELON CORP	1.0%	4.3%	50%	6%
FPL	FPL GROUP INC	1.2%	3.6%	40%	8%
* GE	GENERAL ELECTRIC CO	1.0%	2.5%	30%	9%
* GIS	GENERAL MLS INC	1.6%	2.9%	43%	7%
* HD	HOME DEPOT INC	0.7%	3.3%	63%	11%
* ISIL	INTERSIL CORP	0.6%	3.4%	85%	13%
* JNJ	JOHNSON & JOHNSON	3.0%	3.2%	43%	7%
* JPM	JPMORGAN CHASE & CO	2.0%	0.4%	50%	12%
KYN	KAYNE ANDERSON MLP INVSMNT	0.5%	9.0%	100%	
LLY	LILLY ELI & CO	0.5%	5.9%	63%	5%
* MCD	MCDONALDS CORP	1.3%	3.9%	52%	9%
NUE	NUCOR CORP	0.5%	3.1%	86%	5%
* PRE	PARTNERRE LTD	1.3%	2.3%	35%	11%
* PSO	PEARSON PLC	0.7%	4.2%	75%	12%
PNNT	PENNANTPARK INVT CORP	0.3%	11.6%	100%	5%
* PEP	PEPSICO INC	2.0%	3.0%	55%	10%
* PM	PHILIP MORRIS INTL INC	1.9%	4.6%	71%	10%
* PII	POLARIS INDS INC	0.5%	3.8%	50%	11%
* PG	PROCTER & GAMBLE CO	1.6%	3.1%	47%	10%
* RY	ROYAL BK CDA MONTREAL QUE	0.8%	3.4%	73%	8%
* SSL	SASOL LTD	0.6%	2.7%	43%	5%
* SNA	SNAP ON INC	1.0%	3.3%	37%	13%
* TCB	TCF FINL CORP	0.4%	1.5%	50%	7%
* TEF	TELEFONICA S A	0.8%	3.7%	60%	6%
TYY	TORTOISE ENERGY CAP CORP	1.0%	8.1%	100%	
* TOT	TOTAL S A	1.9%	4.6%	85%	2%
* TRV	TRAVELERS COMPANIES INC	1.1%	2.5%	29%	8%
* UPS	UNITED PARCEL SERVICE INC	0.5%	3.2%	87%	12%
* USB	US BANCORP DEL	1.1%	0.9%	24%	11%
* VZ	VERIZON COMMUNICATIONS INC	2.9%	6.5%	87%	5%
* WFC	WELLS FARGO & CO NEW	1.3%	0.7%	50%	10%
* WEC	WISCONSIN ENERGY CORP	0.6%	3.0%	41%	8%
	Total	**49%**			
	Average		**3.7%**	**58%**	**9%**
	Median		**3.3%**	**50%**	**9%**

Growth-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
* ABB	ABB LTD	0.8%	2.2%	42%	5%
* ACN	ACCENTURE PLC IRELAND	1.0%	1.9%	20%	12%
* ACE	ACE LTD	0.9%	2.3%	35%	12%
AOC	AON CORP	0.5%	1.5%	26%	10%
* AMAT	APPLIED MATLS INC	1.1%	1.8%		11%
* AHL	ASPEN INSURANCE HOLDINGS LT	0.8%	2.2%	49%	13%
* ATLS	ATLAS ENERGY INC	0.7%	0.7%	182%	
* BCR	BARD C R INC	0.6%	0.9%	14%	14%
* BAX	BAXTER INTL INC	1.8%	1.8%	30%	12%
BDX	BECTON DICKINSON & CO	1.5%	1.9%	27%	12%
* BBY	BEST BUY INC	0.9%	1.5%	25%	13%
* CHRW	C H ROBINSON WORLDWIDE INC	0.7%	1.7%	45%	14%
* CF	CF INDS HLDGS INC	0.5%	0.4%	4%	
* CL	COLGATE PALMOLIVE CO	1.4%	2.2%	43%	10%
CBE	COOPER INDUSTRIES PLC	0.6%	2.6%	36%	12%
* GLW	CORNING INC	0.5%	1.3%	19%	14%
* DE	DEERE & CO	1.1%	2.6%	33%	6%
DO	DIAMOND OFFSHORE DRILLING I	1.0%	0.5%	72%	39%
* EXPD	EXPEDITORS INTL WASH INC	0.7%	1.1%	29%	16%
* BEN	FRANKLIN RES INC	1.0%	0.8%	23%	10%
* GS	GOLDMAN SACHS GROUP INC	1.1%	0.7%	30%	14%
GR	GOODRICH CORP	0.5%	1.9%	19%	12%
HAL	HALLIBURTON CO	0.7%	1.3%	23%	8%
* INTC	INTEL CORP	1.7%	2.8%	127%	12%
* IBM	INTERNATIONAL BUSINESS MACH	3.6%	1.8%	23%	11%
IVZ	INVESCO LTD	0.7%	1.7%	60%	10%
* LMT	LOCKHEED MARTIN CORP	0.9%	3.5%	30%	11%
* LUFK	LUFKIN INDS INC	0.6%	1.8%	23%	
* MRO	MARATHON OIL CORP	1.4%	2.9%	26%	8%
* MCK	MCKESSON CORP	0.9%	0.8%	15%	11%
* MDT	MEDTRONIC INC	0.8%	2.2%	49%	11%
* MSFT	MICROSOFT CORP	1.1%	2.0%	32%	10%
* MTSC	MTS SYS CORP	0.4%	2.1%	29%	13%
* MUR	MURPHY OIL CORP	0.8%	1.6%	20%	11%
NKE	NIKE INC	0.7%	1.6%	33%	13%
* OXY	OCCIDENTAL PETE CORP DEL	1.7%	1.6%	28%	11%
* ORCL	ORACLE CORP	1.2%	1.0%	18%	12%
OMI	OWENS & MINOR INC NEW	0.5%	2.0%	37%	10%
PPDI	PHARMACEUTICAL PROD DEV INC	0.4%	2.7%	39%	13%
* PRU	PRUDENTIAL FINL INC	0.9%	1.2%	N/A	14%
* QCOM	QUALCOMM INC	2.0%	1.6%	67%	17%
* RCI	ROGERS COMMUNICATIONS INC	1.1%	3.9%	60%	15%
* STRA	STRAYER ED INC	0.5%	0.9%	30%	22%
* SYNT	SYNTEL INC	0.6%	0.5%	10%	18%
* TGT	TARGET CORP	1.4%	1.4%	24%	13%
* TECH	TECHNE CORP	0.5%	1.6%	36%	12%
* TEVA	TEVA PHARMACEUTICAL INDS LT	1.0%	0.9%	53%	20%
* TMO	THERMO FISHER SCIENTIFIC IN	0.9%	0.0%	0%	11%
* TJX	TJX COS INC NEW	0.7%	1.3%	20%	13%
* UNP	UNION PAC CORP	1.2%	1.8%	25%	13%
* UTX	UNITED TECHNOLOGIES CORP	1.4%	2.5%	35%	11%
* XLNX	XILINX INC	0.7%	2.5%	46%	14%
	Total	**51%**			
	Average		**1.7%**	**36%**	**13%**
	Median		**1.7%**	**30%**	**12%**

*Held in SIA Growth Model Portfolios

Dividend Yield-Oriented Stock Examples

Diageo PLC ADR (DEO - $27.9B Market Cap)

DEO is one of the world's leading beverage companies, with strong global brands such as Smirnoff, Johnnie Walker, Tanqueray, Baileys, and Guiness. Operations include producing, distilling, brewing, bottling, packaging, distributing, developing and market

- Company has successfully reinvested in its fastest growing brands inorder to generate high and consistent single-digit organic growth.
- Growth benefiting from investments in emerging markets, particularly Brazil, Russia, India and China.
- Stock's valuation is below peer group, despite superior growth and dividend yield.
- With significant restructuring behind the company and raw material costs falling, margins and cash flow should improve in '09 and '10.
- 3.6% dividend yield, 5% free cash flow yield, 13x 2010 EPS

PartnerRe Limited (PRE- $3.5B Market Cap)

Bermuda-based reinsurer that underwrites all major property and casualty business lines, including property, casualty, motor, agriculture, marine, space, aviation, and life/annuity and health.

- PRE has posted the strongest book value growth and best combined ratios in its peer group over the past 10 years
- Reinsurance demand is increasing due to declines in primary insurers' capital base due to catastrophes and investment losses. PRE's AA rating will allow the company to gain share from weakened competitors.
- Conservative reserving and investment portfolio reduced both earnings and book value volatility.
- Underwriting strength in multiple lines of business allows management to effectively allocate capital as profitable opportunities arise across businesses.
- 2.8% dividend yield, 7x 2010 EPS, 1.0x trailing book value.

Snap-On (SNA- $1.4B Market Cap)

Snap-On is a manufacturer of tools, diagnostics, equipment, and software for professional tool and equipment users. About 70% of the company's business is tied to vehicle aftermarket/repair.

- Vehicle service is entering a secular growth stage based on a steadily increasing age (nearly 10 years) of vehicles. Growing sophistication of vehicles requires mechanics' use of increasingly advanced diagnostics and repair tools.
- SNA is the preferred choice and dominant provider for technicians, with three times the market share of the nearest competitor
- Management's initiatives to improve the company's cost structure have resulted in a more than a doubling of margins and earnings since 2004.
- Investments (acquisitions, sales offices) in emerging markets should pay off as the global economy recovers
- 3.5% dividend yield, 12x 2010 EPS, 7% FCF yield

Dividend Growth-Oriented Stock Examples

Accenture Ltd. (ACN - $20.3B Market Cap)

Accenture is a global management consulting, technology services and outsourcing company. The company serves clients in more than 120 countries.

- Industry-leading position based on its people assets, strong client relationships, and global reach.
- Strong demand for outsourcing services provides stability.
- Growth prospects will improve as the global economy stabilizes and discretionary spending returns, particularly in consulting.
- Management's focus on controlling expenses has led to margin improvement.
- 1.5% dividend yield, 12% free cash flow yield, 12x 2010 EPS, $5 net cash/share

CH Robinson (CHRW- $7.8B Market Cap)

CHRW is a non-asset based multimodal transportation and logistics provider, with expertise in trucking, ocean freight, and air. The company also has a Sourcing (mostly produce) and IT services business.

- Largely due to the fact that the company owns no transportation assets, CHRW's margins, ROIC, and earnings stability are exceptional.
- Flexible business model allows the company to grow volumes in a strong economy and expand margins in weak economy, as the company is able to purchase transport capacity at lower costs.
- International expansion is a major opportunity, as the company remains largely a U.S. firm. CHRW is following its customers overseas while expanding its presence in ocean and air freight.
- The company has a unique, entrepreneurial culture, a key factor that has driven 20%+ EPS growth rates over the past 10 years.
- 2.1% dividend yield, 22x 2010 EPS, 6% FCF yield, $3.00 net cash/share

Owens & Minor (OMI - $1.3B Market Cap)

OMI is the largest medical surgical distributor with a focus on the acute care market. The company distributes everything from bandages and gloves to higher end equipment and technical surgical supplies.

- Predictable revenue growth driven by demographics, adding SKUs, and market share gains.
- Heavy investment in IT infrastructure has led to share gains and consistent margin improvement.
- Purchase of McKesson unit, along with recent move into logistics and consulting should improve margins over time.
- OMI has paid a dividend since the inception of the company in 1930, and has raised the dividend nine consecutive years.
- 2.3% yield, 6% free cash flow yield, 14x 2010 EPS

Top 25 Holdings
Sit Dividend Growth Fund
September 30, 2009

Security	Sector	Market Value (000)	% of Equity	LT Growth	C2009 P/E Ratio
INTL BUSINESS MACHINES CORP	ELECTRONIC TECHNOLOGY	$1,890	3.5%	11.2%	11x
JOHNSON & JOHNSON	HEALTH TECHNOLOGY	1,541	2.8%	6.6%	12x
VERIZON COMMUNICATIONS	COMMUNICATIONS	1,398	2.6%	5.1%	12x
CHEVRON CORP	ENERGY MINERALS	1,303	2.4%	8.5%	10x
JPMORGAN CHASE & CO	FINANCE	1,146	2.1%	11.5%	14x
PEPSICO INC	CONSUMER NON - DURABLES	1,056	1.9%	10.1%	14x
TOTAL S A ADR	ENERGY MINERALS	1,049	1.9%	2.5%	8x
QUALCOMM INC	ELECTRONIC TECHNOLOGY	1,021	1.9%	14.9%	18x
PHILIP MORRIS INTL INC	CONSUMER NON - DURABLES	999	1.8%	9.5%	13x
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	972	1.8%	10.8%	15x
BAXTER INTL INC	HEALTH TECHNOLOGY	929	1.7%	11.8%	13x
INTEL CORP	ELECTRONIC TECHNOLOGY	912	1.7%	12.1%	16x
GENERAL MILLS INC	CONSUMER NON - DURABLES	901	1.7%	7.3%	14x
PROCTER & GAMBLE CO	CONSUMER NON - DURABLES	869	1.6%	9.5%	15x
BECTON DICKINSON & CO	HEALTH TECHNOLOGY	851	1.6%	11.7%	13x
ABBOTT LABORATORIES	HEALTH TECHNOLOGY	806	1.5%	10.8%	12x
WELLS FARGO & CO	FINANCE	783	1.4%	12.5%	16x
UNITED TECHNOLOGIES CORP	PRODUCER MANUFACTURING	780	1.4%	10.6%	14x
PARTNERRE LTD	FINANCE	769	1.4%	11.0%	8x
TARGET CORP	RETAIL TRADE	752	1.4%	13.3%	14x
COLGATE-PALMOLIVE CO	CONSUMER NON - DURABLES	748	1.4%	10.4%	16x
MCDONALDS CORP	CONSUMER SERVICES	713	1.3%	9.2%	13x
DIAGEO PLC ADR	CONSUMER NON - DURABLES	707	1.3%	7.7%	13x
MARATHON OIL CORP	ENERGY MINERALS	699	1.3%	8.2%	9x
GOLDMAN SACHS GROUP INC	FINANCE	664	1.2%	13.8%	10x
	TOTAL		44.6		

Number of Equity Holdings = 98

NM= non-meaningful, N/A=not applicable

Sit Dividend Growth Fund

September 30, 2009
(Medians)

	Valuation			Dividends		
	NTM P/E	FCF Yield [1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Dividend Growth Rep. Account	14.7x	5.8%	2.3%	11.6%	13.2%	34%
S&P 500 Index	15.2x	5.2x	1.4%	8.2%	10.6%	26.4%
Russell 1000 Growth Index	16.8x	5.4x	0.5%	8.8%	11.7%	14.8%
Russell 1000 Value Index	15.1x	5.0x	1.3%	6.1%	8.6%	28.9%

	Earnings			Balance Sheet / Profitability [1]		
	Earnings Stability [2]	'09-'10 EPS Growth	Long Term Growth	ROIC	FCF Margin	Net Debt/ Capital
Sit Dividend Growth Rep. Account	14.8	+10	11%	15.6%	10.7%	16.4%
S&P 500 Index	19.8	+11	+10	11.4	7.4	23.1
Russell 1000 Growth Index	20.8	+12	+12	12.1	8.2	15.0
Russell 1000 Value Index	26.7	+10	+10	8.7	6.0	30.1

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been.

Components of Total Return



Dividend Growth Fund
Dividend Income & Reinvested Dividends
Price Return
Amount of Investment
180.00
170.00
160.00
150.00
140.00
130.00
120.00
110.00
100.00
90.00
80.00
70.00
60.00
1/2/2004
4/2/2004
7/2/2004
10/2/2004
1/2/2005
4/2/2005
7/2/2005
10/2/2005
1/2/2006
4/2/2006
7/2/2006
10/2/2006
1/2/2007
4/2/2007
7/2/2007
10/2/2007
1/2/2008
4/2/2008
7/2/2008
10/2/2008
1/2/2009
4/2/2009
7/2/2009



S&P 500
Dividend Income & Reinvested Dividends
Price Return
Amount of Investment
180.00
170.00
160.00
150.00
140.00
130.00
120.00
110.00
100.00
90.00
80.00
70.00
60.00
1/2/2004
4/2/2004
7/2/2004
10/2/2004
1/2/2005
4/2/2005
7/2/2005
10/2/2005
1/2/2006
4/2/2006
7/2/2006
10/2/2006
1/2/2007
4/2/2007
7/2/2007
10/2/2007
1/2/2008
4/2/2008
7/2/2008
10/2/2008
1/2/2009
4/2/2009
7/2/2009

Sit Dividend Growth Fund Strategy vs. Benchmarks
Data as of September 30, 2009

ECONOMIC SECTOR	Dividend Growth Fund Weight	S&P 500 Weight	Relative Weight + / -	Russell 1000 Growth Weight	Relative Weight + / -	Russell 1000 Value Weight	Relative Weight + / -
Non-Energy Mineral	1.5	1.2	0	1.1	0	1.6	0
Producer Manufacturing	8.6	7.5	+	6.8	+	7.4	+
Electronic Technology	9.8	11.4	-	18.5	--	3.6	++
Consumer Durables	1.5	1.1	0	0.8	0	1.6	0
Energy Minerals	9.7	9.6	0	2.9	++	16.5	--
Process Industries	1.3	2.6	-	3.2	-	2.6	-
Health Technology	**11.6**	**11.1**	**0**	**14.2**	-	**7.6**	++
Consumer Non-Durables	10.5	8.9	+	12.5	-	4.5	++
Industrial Services	2.8	2.3	0	2.2	0	2.9	0
Commercial Services	0.0	1.0	0	1.7	-	0.6	0
Technology Services	4.7	6.5	-	12.0	--	0.7	++
Health Services	1.9	2.1	0	2.5	0	2.3	0
Consumer Services	2.5	4.4	-	4.7	-	5.2	-
Retail Trade	4.4	6.1	-	8.5	--	3.4	0
Transportation	3.0	2.0	0	1.9	+	2.0	+
Utilities	4.1	4.0	0	1.0	++	8.4	--
Finance	**17.9**	**14.9**	+	**5.0**	++	**22.8**	–
Communications	4.4	3.2	+	0.6	++	6.4	-
BENCHMARK AVG/TOTAL	100.0	100.0		100.0		100.0	
% OF DIVIDEND GROWTH FUND IN INDEX OR STRATEGY		**69%**		**56%**		**52%**	

Portfolio Total Yield Summary*
Sit Dividend Growth
September 30, 2009

ISSUE DESCRIPTION	%EQ	$FCF	Ent. Value	FCF Yield	DVD Yield	Total Yield
Accenture Plc	1.03	2,889	20,423	14.1	1.3	15.5
Cooper Industries PLC (Cl A)	0.69	872	7,287	12.0	2.7	14.6
CF Industries Holdings Inc.	0.54	413	3,494	11.8	0.5	12.3
Lockheed Martin Corp.	0.85	3,451	29,191	11.8	2.9	14.7
Cato Corp. (Cl A)	0.80	51	452	11.4	3.3	14.6
Pharmaceutical Product Development Inc.	0.37	230	2,022	11.4	2.7	14.1
Exelon Corp.	0.95	4,874	43,356	11.2	4.2	15.5
McKesson Corp.	1.02	1,747	15,703	11.1	0.8	11.9
Eli Lilly & Co.	0.49	4,693	42,561	11.0	5.9	17.0
Nucor Corp.	0.46	1,550	15,477	10.0	3.0	13.0
QUALCOMM Inc.	1.88	5,811	59,057	9.8	1.5	11.4
International Business Machines Corp.	3.48	16,011	177,248	9.0	1.8	10.9
Intersil Corp. (Cl A)	0.63	121	1,384	8.7	3.1	11.9
Oracle Corp.	1.10	8,492	98,753	8.6	1.0	9.6
Telefonica S.A. (ADS)	0.81	17,439	205,168	8.5	4.7	13.2
Microsoft Corp.	1.18	15,918	202,980	7.8	2.0	9.9
Xilinx Inc.	0.75	397	5,146	7.7	2.4	10.1
Automatic Data Processing Inc.	0.77	1,405	18,407	7.6	3.4	11.0
Pearson PLC (ADS)	0.76	1,047	13,963	7.5	4.3	11.8
United Technologies Corp.	1.43	4,866	65,979	7.4	2.5	9.9
C.R. Bard Inc.	0.64	526	7,176	7.3	0.9	8.2
Johnson & Johnson	2.83	12,182	166,747	7.3	3.2	10.5
United Parcel Service Inc. (Cl B)	0.49	4,633	63,584	7.3	3.2	10.5
Home Depot Inc.	0.67	3,932	54,138	7.3	3.4	10.6
Emerson Electric Co.	0.60	2,388	33,393	7.2	3.3	10.4
MTS Systems Corp.	0.46	29	409	7.1	2.1	9.2
Thermo Fisher Scientific Inc.	0.80	1,327	19,148	6.9	0.0	6.9
Medtronic Inc.	0.74	3,178	46,391	6.9	2.2	9.1
Snap-On Inc.	0.97	163	2,391	6.8	3.5	10.3
Expeditors International of Washington Inc.	0.68	401	6,163	6.5	1.1	7.6
Abbott Laboratories	1.48	5,594	86,358	6.5	3.2	9.7
Target Corp.	1.38	3,466	54,156	6.4	1.5	7.9
Verizon Communications Inc.	2.57	11,770	186,710	6.3	6.1	12.4
Deere & Co.	1.06	2,321	38,684	6.0	2.6	8.6
Lufkin Industries Inc.	0.63	44	737	6.0	1.9	7.8
Becton Dickinson & Co.	1.57	977	16,526	5.9	1.9	7.8
Nike Inc. (Cl B)	0.80	1,658	28,093	5.9	1.5	7.4
Procter & Gamble Co.	1.60	11,681	200,340	5.8	3.0	8.9
General Electric Co.	1.14	37,260	642,409	5.8	2.4	8.2

ISSUE DESCRIPTION	%EQ	$FCF	Ent. Value	FCF Yield	DVD Yield	Total Yield
TJX Cos.	0.68	903	15,584	5.8	1.3	7.1
Goodrich Corp.	0.54	449	7,801	5.8	1.8	7.6
3M Co.	0.94	3,161	55,570	5.7	2.8	8.5
ABB Ltd. (ADS)	0.88	2,372	41,867	5.7	2.2	7.9
BHP Billiton Ltd. (ADS)	1.00	11,166	199,401	5.6	2.5	8.1
Best Buy Co. Inc.	0.84	954	17,638	5.4	1.5	6.9
Polaris Industries Inc.	0.53	81	1,562	5.2	3.8	9.0
McDonald's Corp.	1.31	3,631	70,905	5.1	3.5	8.6
Teva Pharmaceutical Industries Ltd. (ADS)	0.91	2,413	48,797	4.9	1.1	6.0
Diamond Offshore Drilling Inc.	1.00	698	14,332	4.9	8.4	13.2
Techne Corp.	0.45	106	2,183	4.9	1.6	6.5
Occidental Petroleum Corp.	1.79	3,240	66,726	4.9	1.7	6.5
General Mills Inc.	1.66	1,317	27,819	4.7	2.9	7.7
C.H. Robinson Worldwide Inc.	0.74	438	9,381	4.7	1.7	6.3
Syntel Inc.	0.64	78	1,708	4.6	0.5	5.1
Diageo PLC (ADS)	1.30	2,342	52,038	4.5	3.7	8.2
Colgate-Palmolive Co.	1.38	1,743	42,276	4.1	2.3	6.4
Sasol Ltd. (ADS)	0.63	1,157	28,224	4.1	3.3	7.4
PepsiCo Inc.	1.94	4,044	99,069	4.1	3.1	7.2
Baxter International Inc.	1.71	1,504	36,967	4.1	1.8	5.9
Total S.A. (ADS)	1.93	6,059	151,587	4.0	5.1	9.1
Intel Corp.	1.68	4,016	100,842	4.0	2.9	6.8
Owens & Minor Inc.	0.48	89	2,260	3.9	2.0	6.0
Rogers Communications Inc. (Cl B)	1.01	942	24,097	3.9	3.8	7.7
Philip Morris International Inc.	1.84	3,834	109,547	3.5	4.8	8.3
Union Pacific Corp.	1.14	1,220	38,313	3.2	1.9	5.0
Strayer Education Inc.	0.44	93	3,003	3.1	0.9	4.0
Halliburton Co.	0.79	770	28,222	2.7	1.3	4.1
FPL Group Inc.	1.08	935	38,977	2.4	3.4	5.8
Air Products & Chemicals Inc.	0.80	225	20,848	1.1	2.3	3.4
Corning Inc.	0.46	227	22,986	1.0	1.3	2.3
Applied Materials Inc.	0.98	-47	15,509	-0.3	1.8	1.5
Chevron Corp.	2.40	-1,100	148,532	-0.7	3.9	3.1
Murphy Oil Corp.	0.74	-132	12,118	-1.1	1.7	0.6
Marathon Oil Corp.	1.29	-1,126	30,210	-3.7	3.0	-0.7
Wisconsin Energy Corp.	0.64	-464	9,913	-4.7	3.0	-1.7
EQT Corp.	0.85	-384	7,295	-5.3	2.1	-3.2
Enbridge Inc.	0.56	-1,444	26,125	-5.5	3.5	-2.0
Atlas Energy Inc.	0.95	-551	4,397	-12.5	0.7	-11.8

	$FCF	Ent. Value	FCF Yield	DVD Yield	Total Yield
Sit Dividend Growth Fund Median	1,322	28,150	5.8	2.5	8.2
S&P 500 Index Median	473	10,518	5.3	1.4	6.9

* Excludes Financials

Sit Dividend Growth – Investment Summary

- Improving investor **sentiment for dividend paying stocks appears to be in early stage**
- All companies in the Fund **pay a dividend**
- All dividends are expected to **grow** over time for companies held in the Fund
- Emphasize **stability and financial strength** to ensure sustainability of dividends
- The risk profile (**i.e., beta<1**) is expected to be below the S&P 500 and **maintaining yield** while **limiting** interest rate, earnings, and credit risk
- Maintain equal proportion of **dividend growth** and **higher yielding** securities and maintain **highly diversified** portfolio
- To meet dual objectives of growth and income, assess opportunities across **market capitalizations, geographies (i.e., ADRs) and sectors (including technology)**

V. Economic/Equity Market Outlook

Economic/Equity Market Outlook- Key Factors

Positives

+ Low interest rates and inflation
+ Fiscal and monetary policy efforts starting to have impact
+ Government support and capital-raising has reduced solvency concerns in large U.S. banks
+ Sentiment is not overly bullish (contrarian indicator)
+ Emerging markets (esp China) are supporting global growth, U.S. exports
+ Corporate productivity surging; cost-cutting is supporting relatively strong earnings
+ Corporate balance sheets and FCF generation are strong
+ Inventory rebuilding is likely in some sectors
+ Valuations are attractive relative to interest rates & inflation

Negatives/ Risks

- A strong recovery in unemployment is unlikely
- Waning impact from fiscal stimulus (late 2010?)
- Reversal of monetary policy (too late or too soon)
- Consumer deleveraging is in the early innings
- Credit availability remains limited
- Rising personal tax rates (2011) and corporate tax rates(?)
- Federal/ state budget shortfalls pose both near-term and long-term risks
- Political/ regulatory "wildcards"- health care reform, finance reform, cap and trade, protectionist measures

Review of the Past 12 Months

	Sep 30, 2008	Oct 16, 2008	Mar 09, 2009	Sep 30, 2009	Change: Sep 30, 2008 to Sep 30, 2009	Change: Mar 9, 2009 to Sep 30, 2009
Equity Markets - Index Levels						
S&P 500 Index	1,166	946	677	1,057	-9%	+56%
NASDAQ Composite	2,092	1,718	1,269	2,122	+1%	+67%
MSCI World Index	2,707	2,182	1,683	2,602	-4%	+55%
MSCI Asia Pacific ex Japan Index	644	549	471	790	+23%	+68%
Fixed Income Markets - Yields						
Fed Funds Rate	2.00%	1.50%	0%-0.25%	0%-0.25%	-200 bp	-
10 Yr US Treasury Yield	3.83%	3.94%	2.89%	3.31%	-52 bp	+42 bp
30 Yr US Treasury Yield	4.31%	4.26%	3.69%	4.04%	-27 bp	+35 bp
Moody's Baa Corporate Bond Yield Avg	7.62%	8.98%	8.18%	6.12%	-150 bp	-206 bp
Bond Buyer 40 Municipal Bond Index Yield	5.97%	6.70%	5.54%	4.97%	-100 bp	-57 bp
Economy						
Unemployment Rate	6.2%	6.2%	8.1%	9.8%		
GDP Growth (Annualized Qtr/Qtr Rate)	-2.7%	-5.4%	-6.4%*	+3.0%**		
Headline CPI (Yr/Yr Change)	4.9%	4.9%	0.2%	-1.5%		
Commodities						
Oil ($/bbl)	$101	$70	$47	$71	-30%	+50%
Gold ($/oz)	$881	$805	$918	$1,009	+15%	+10%

* GDP growth during 1st quarter 2009

** Sit Investment Associates estimate for 3rd quarter 2009

Sources: FactSet Research Systems, Bloomberg, Bureau of Economic Analysis, and Bureau of Labor Statistics, October 5, 2009

Global Economic Assumptions
Slower Growth – Inflation Concerns Subside

	GDP GROWTH				INFLATION			
	2008A	2009E	2010E	2008-2012 (5 Yr CAGR)	2008A	2009E	2010E	2008-2012 (5 Yr AVG)
Global Economy	**0.9%**	**(2.3)%**	**1.2%**	**0.8%**	**3.6%**	**0.4%**	**1.6%**	**1.4%**
United States	1.1	(2.6)	1.7	1.0	3.8	(0.2)	2.6	1.3
Euro Area	0.7	(4.0)	1.0	0.1	3.3	0.5	1.0	1.5
United Kingdom	0.7	(3.5)	1.0	0.3	3.6	1.5	2.0	1.9
Japan	(0.7)	(5.5)	0.5	(1.3)	1.5	(1.3)	0.0	0.0
Asia Ex Japan	6.7	5.0	6.5	6.3	6.5	1.0	2.5	3.0

10-Year Bond Yields

	2007	2008	2009		
	12/31A	12/31A	3/31A	6/30A	12/31E
United States	4.0%	2.2%	2.7%	3.5%	4.0%
Euro (Germany)	4.3	2.9	3.0	3.4	3.5
Japan	1.5	1.2	1.3	1.4	1.5
United Kingdom	4.5	3.0	3.2	3.7	4.0

Exchange Rates

	2007	2008	2009		
	12/31A	12/31A	3/31A	6/30A	12/31E
Euro ($/€)	1.46	1.40	1.33	1.40	1.40
Japan (¥/$)	112	91	99	96	95
UK ($/£)	1.98	1.46	1.43	1.65	1.65

Global Economic Trends are Improving

Annualized percent change of 3-month moving average over previous 3-month moving average (unless otherwise noted)



Industrial Production
Emerging Asia
World
Emerging economies1
Advanced economies2
30
20
10
0
-10
-20
-30
2005
06
07
08
Jul. 09
Retail Sales
Emerging economies1
Emerging Asia
World
Advanced economies 2
32
24
16
8
0
-8
-16
2005
06
07
08
Jul. 09
Manufacturing Purchasing Managers' Index (index)
Emerging economies1
Advanced economies2
65
60
55
50
45
40
35
30
2000
02
04
06
08 Aug. 09
Employment
Emerging economies1
World
Advanced economies2
6
4
2
0
-2
-4
-6
2005
06
07
08
Jul. 09
World Trade
Trade value3
CPB trade volume index
30
20
10
0
-10
-20
-30
-40
-50
-60
-70
2000
02
04
06
08 Jul. 09
Consumer Confidence (index)
Euro area (right scale)
United States (left scale)
Japan4 (left scale)
180
160
140
120
100
80
60
40
20
5
0
-5
-10
-15
-20
-25
-30
-35
2000
02
04
06
08 Aug. 09

[1] Argentina, Brazil, Bulgaria, Chile, China, Colombia, Estonia, Hungary, India, Indonesia, Latvia, Lithuania, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Romania, Russia, Slovak Republic, South Africa, Thailand, Turkey, Ukraine, and Venezuela.

[2] Australia, Canada, Czech Republic, Denmark, euro area, Hong Kong SAR, Israel, Japan, Korea, New Zealand, Norway, Singapore, Sweden, Switzerland, Taiwan Province of China, United Kingdom, and United States.

[3] In SDR terms.

[4] Japan's consumer confidence data are based on a diffusion index, where values greater than 50 indicate improving confidence.

Stimulus Spending

Fiscal Stimulus as a Percentage of 2009 GDP



Saudi Arabia 16.0
China 12.1
Malaysia 8.6
Mexico 6.5
United States 5.6
New Zealand 5.5
Hungary 5.2
Phillipines 4.4
Argentina 4.3
Australia 3.5
Germany 3.4
Thailand 3.1
Chile 2.9
Canada 2.5
Japan 2.2
United Kingdom 1.8
South Africa 1.5
Indonesia 1.3
0 2 4 6 8 10 12 14 16 18

SOURCES: International Institute of Labour Studies(IILS), based on national sources; International Monetary Fund.

Status of U.S. Stimulus Spending



SPENT
$110.3 billion
UNSPENT
$676.7 billion
FEBRUARY
$2 billion
MARCH
$6.6
APRIL
$12.3
MAY
$30.6
JUNE
$58.8

Global Interest Rate Cuts



Racing Toward Zero?
NEW ZEALAND
INDIA
CHINA
AUSTRALIA
U.K.
U.S.
SOUTH KOREA
EURO ZONE
SWEDEN
SWITZERLAND
JAPAN
9%
8
7
6
5
4
3
2
1
0
3.0%
4.75%
5.31%
3.25%
0.50%
0.0% – 0.25%
2.0%
1.00%
0.50%
0.25%
0.1%
*The ECB raised its rate by 0.25 percentage point to 4.25% in July of this year.
Source: the central banks

Interest Rates Remain Low, Spreads have Compressed



Government Bond Yields3
United States
Germany
Japan
6
5
4
3
2
1
0
2002
04
06
08
Sep. 09
Corporate Spreads (basis points; averages of Europe and United States)
BB
AAA
1800
1600
1400
1200
1000
800
600
400
200
0
2000
02
04
06
08
Sep. 09

[3] Ten-year government bonds.

Near-Term Inflation is Well-Contained



Global Aggregates
Headline Inflation
Core Inflation
Emerging economies
World
Advanced economies
10
8
6
4
2
0
-2
2002 03 04 05 06 07 08 Aug. 09

Note: Inflation defined as 12-month change in the consumer price index.

Measuring the Size of the Bailouts

As of March 30, 2009

Program (Description)	Billions of Dollars Maximum	Billions of Dollars Current
The Federal Reserve		
Discount Window Primary Credit	$110.74	$61.31
Discount Window Secondary Credit	$0.19	$1.00
Primary Dealer And Others	$147.00	$20.18
ABCP Liquidity	$152.11	$6.85
AIG Credit	$60.00	$43.19
Net Portfolio Commercial Paper Funding	$1,800.00	$241.31
Maiden Lane (Bear Stearns)	$29.50	$28.82
Maiden Lane 2 (AIG)	$22.50	$18.54
Maiden Lane 3 (AIG)	$30.00	$24.04
Term Securities Lending Facility (TSLF)	$250.00	$88.55
Term Auction Facility (TAF)	$900.00	$468.59
Securities Lending Overnight	$10.00	$4.41
Term Asset-Backed Loan Facility (TALF)	$900.00	$4.71
Currency Swaps/Other Assets	$606.00	$377.87
Money Market Investor Funding Facility (MMIFF)	$540.00	$0.00
GSE Debt Purchases	$600.00	$50.39
GSE Mortgage-Backed Securities	$1,000.00	$236.16
Citigroup Bailout - Fed Portion	$220.40	$0.00
Bank of America Bailout	$87.20	$0.00
Commitment To Buy Treasuries	$300.00	$7.50
Federal Reserve Total	**$7,765.64**	**$1,683.42**
The FDIC		
FDIC liquidity guarantees	$1,400.00	$316.50
Public-Private Investment Fund*	$500.00	$0.00
Loan Guarantee To Lending Arm of GE	$126.00	$41.00
Citibank Bailout - FDIC Portion	$10.00	$0.00
Bank of America - FDIC Portion	$2.50	$0.00
FDIC Total	**$2,038.50**	**$357.50**
Treasury Department		
TARP	$700.00	$599.50
Stimulus Package 1 (Spring 2008)	$168.00	$168.00
Stimulus Package 2 (Early 2009)	$787.00	$787.00
Treasury Exchange Stabilization Fund	$50.00	$50.00
Student Loan Purchases	$60.00	$0.00
Line Of Credit For FDIC*	$500.00	$0.00
Tax Break For Banks	$29.00	$29.00
Support For Fannie Mae/Freddie Mac	$400.00	$200.00
Treasury Total	**$2,694.00**	**$1,833.50**
Federal Housing Administration		
Hope for Homeowners	$300.0	$300.0
Grand Total	**$12,798.1**	**$4,174.4**

Sources: Bloomberg, WSJ

*The FDIC's commitment to guarantee lending under the Legacy Loan Program and the Legacy Asset Program includes a $500 billion line of credit from the U.S. Treasury.


New Home Sales rising....
US Housing Starts and Home Sales
Housing Starts (SA)
New Home Sales (RHS)
Housing Starts
New Home Sales (RHS)
2400
2000
1600
1200
800
400
1600
1400
1200
1000
800
600
400
200
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009


House Prices rising in most major cities
Case-Shiller Home Price Index, M/M%
Minneapolis 4.6%
San Francisco 3.3%
Chicago 2.7%
San Diego 2.5%
Atlanta 2.3%
Phoenix 1.8%
Los Angeles 1.8%
Washington 1.8%
Denver 1.5%
Cleveland 1.5%
Tampa 1.4%
Miami 1.3%
Dallas 1.2%
Boston 1.2%
Detroit 1.1%
Portland 1.1%
New York 0.8%
Charlotte 0.6%
Seattle -0.1%
Las Vegas -1.1%


...But, Inventory although falling, is still high
Months Supply of New Single Family Houses
Months Supply of Existing Homes
Months Supply of Condos and Coops
18.8
16.8
14.8
12.8
10.8
8.8
6.8
4.8
2.8
0.8
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09


Delinquencies still rising
MBA Mortgage Delinquencies: % Past Due
Subprime FRMs
Subprime ARMs
Prime FRMs
Prime ARMs
Subprime FRMs still at risk
26.4%
22.6%
11.4%
4.8%
30%
25%
20%
15%
10%
5%
0%
98 99 00 01 02 03 04 05 06 07 08 09

Emerging Markets will Continue to Gain Share of Global GDP and Capital Markets



35%
30%
25%
20%
15%
10%
5%
0%
GDP
Total Capital Markets
Equity Market Cap
Outstanding Debt
23%
3%
21%
5%
16%
6%
18%
8%
18%
8%
18%
7%
20%
7%
21%
5%
20%
3%
19%
3%
20%
3%
20%
3%
20%
6%
20%
7%
21%
7%
24%
8%
26%
10%
28%
18%
31%
15%
31%
18%
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07
08
09

Source: IMF, Federal Reserve Board, World Federation of Exchanges, US Department of Commerce, Bernstein analysis

A Chinese Economic Recovery

Industrial Production Growth Remains Respectable



% chg
Industrial Production
% chg
30
25
20
15
10
5
0
100
80
60
40
20
0
-20
-40
-60
-80
% yoy (Lunar New Year adjusted)
% mom sa (ann) (RHS)
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09

Source: NBS, CEIC, GS Global ECS Research.

Source: Goldman Sachs, September 11, 2009

Fixed Asset and Real Estate Investment Reach New Highs



%YoY, 3mma
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
2004
2005
2006
2007
2008
2009
Fixed Asset Investment
Real Estate Investment

Source: CEIC, BofA Merrill Lynch calculations.

Source: Bank of America/Merrill Lynch, October 2009

Retail Sales Growth Near Historic High



% chg yoy
Retail Sales Growth
24
22
20
18
16
14
12
10
8
6
4
Nominal
Real
Aug-95
Aug-97
Aug-99
Aug-01
Aug-03
Aug-05
Aug-07
Aug-09

Source: NBS, CEIC, GS Global ECS Research.

Source: Goldman Sachs, September 11, 2009

Manufacturing PMI in Expansion Territory



(index)
70
65
60
55
50
45
40
35
30
PMI: manufacturing index
PMI: new orders
PMI: production
'05.1
'06.1
'07.1
'08.1
'09.1

Source: National Bureau of Statistics

Source: Woori Investment & Securities, October 7, 2009

China's Social Safety Net is Increasing


More Social Security Will Help To Reduce Savings Rate
% Of GDP
GOVERNMENT EXPENDITURE: EDUCATION
3.0
2.5
2.0
GOVERNMENT EXPENDITURE: HEALTHCARE
.9
.8
.7
.6
.5
2001
2003
2005
2007
2009


% OF TOTAL URBAN EMPLOYEES WITH MEDICAL INSURANCE**
%
80
60
40
20
2001 2002 2003 2004 2005 2006 2007 2011
% OF TOTAL URBAN EMPLOYEES WITH PENSION PLANS**
47.5
45.0
42.5
40.0
© BCA Research 2009
2001 2002 2003 2004 2005 2006 2007 2010

*2009 IS GOVERNMENT BUDGET
**SOURCE: MINISTRY OF LABOUR AND SOCIAL SECURITY OF P.R. CHINA; 2010 AND 2011 ARE PROJECTIONS


Very Low Leverage In Consumer Sector
% of GDP
HOUSEHOLD CREDIT
AS % OF GDP
10
5
0
Consumers are not indebted
%
AS % OF HOUSEHOLD BANK DEPOSITS
18
16
14
12
10
8
6
4
2
© BCA Research 2009
2000
2002
2004
2006
2008

Savings Rates and Social Expenditures Around the World



Out of Balance
Asians save more than people in some other parts of the world, in part because their governments spend relatively little on social welfare.
Savings rates in selected Asian economies, as percentage of GDP
60%
50
40
30
20
10
0
1990
'95
2000
'05
China
India
Thailand
Vietnam
Social expenditure as percentage of GDP, 2004-'05
OECD* 20.5%
Australia 17.1
Japan 16.0
Korea 7.5
China 4.6
Vietnam 4.1
India 4.0
Malaysia 3.9
Philippines 2.2
Indonesia 1.9
Sources: Asian Development Bank; OECD
*30 developed countries

A Statistical Comparison of U.S. and Chinese Consumer Demographics

Consumptions Past and Future
A statistical Comparison of US and Chinese Consumer Demographics

Description	US	China
Population (mm)	307	1,338
Age Structure:		
0-14	20%	20%
15-64	67%	72%
65+	13%	8%
Population Growth Rate	0.98%	0.66%
Urban Population	82%	43%
Life Expectancy (yrs)	78	73
GDP Per Capita	$46,678	$3,155
Expenditure on Food ($ per person)	1,382	346
Discretionary Income Per Capita ($)[1]	24,379	681
Discretionary Income Per Capita (% of Total Income)[1]	62%	48%
Labor Force (mm)	155	808
→ Savings Rate (%)[2]	3.8%	49.9%
Internet Users (% of population)	73%	13%
Refrigerator Ownership (% of households)	100%	59%
→ Car Ownership (% of houselholds)	87%	6%
Expenditure on Consumer Electronics ($ per person)	154	26

Source: CIA World Factbook, BEA, National Statistics Bureau of China, People's Bank of China, Euromonitor

Global Trade is Improving


Trade Turnaround | Exports, in billions
U.S.
China
Germany
$150
125
100
75
50
25
0
2008
2009
2008
2009
2008
2009
Note: U.S. and German figures are seasonally adjusted. German figures converted from €1 = U.S. $1.478
Source: national statistical bureaus via Thomson Reuters

Exhibit 15: Worldwide Goods Exports As a Share of World GDP 1970 Through 2009E


%
30
25
20
15
10
5
0
70 73 76 79 82 85 88 91 94 97 00 03 06 09E

Source: World Trade Organization, International Monetary Fund, United Nations, Empirical Research Partners Analysis.

Exports as a Percentage of GDP


Protected | Countries and goods most affected by protectionist measures
55 China
49 U.S.
46 Japan
29 Germany
29 France
44 Machinery
22 Foods
21 Financial services
20 Agricultural goods
19 Grain and starch products
19 Basic metals
18 Textiles
18 Transport equipment
17 Basic chemicals
17 Metal products
Source: Global Trade Alert

It Will Take Time to Repair Consumer Balance Sheets

Table 1: Real GDP and Consumer Spending Growth in the first year of Economic Recovery

Economic Recovery	GDP	Consumption	Percentage Point Difference
1961Q1 to 1962Q1	7.5%	5.1%	2.4
1970Q4 to 1971Q4	4.5%	5.4%	-0.9
1975Q1 to 1976Q1	6.2%	6.3%	-0.1
1982Q4 to 1983Q4	7.7%	6.5%	1.3
1991Q1 to 1992Q1	2.6%	2.8%	-0.2
2001Q4 to 2002Q4	1.9%	1.9%	0.0
Average	5.1%	4.7%	0.4
2009Q2 to 2010Q2 forecast	2.6%	1.1%	1.5

Source: BEA, Haver Analytics, Banc of America Securities -Merrill Lynch

Chart 1: How much debt to eliminate?
Household debt to income ratio



1.5
1.3
1.1
0.9
0.7
0.5
0.3
Need to extinguish $1.75tn in household debt to return to long-term trendline
Need to extinguish $4.35tn in household debt to return to 1990-2000 average
52 54 56 58 60 62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08

Source: Federal Reserve, Banc of America Securities-Merrill Lynch

Chart 3: Real Household Net Worth



Trillions of Chained 2005$
67.5
60.0
52.5
45.0
37.5
30.0
22.5
15.0
7.5
59 64 69 74 79 84 89 94 99 04 09

Source: Federal Reserve Board, Bureau of Economic Analysis, Haver Analytics, Banc of America Securities-Merrill Lynch

Chart 2: Real disposable personal income and income expectations



Bil Chain 2005$
10500
10000
9500
9000
8500
8000
7500
7000
6500
30
25
20
15
10
5
0
% respondents
95 96 97 98 99 00 01 02 03 04 05 06 07 08 09
real Disposable Personal Income (left)
Income Increase Expectations

Source: Bureau of Economic Analysis, Conference Board, Haver Analytics, Banc of America Securities-Merrill Lynch

The Unemployment Situation Will Continue to be a Drag



U.S. PAYROLL EMPLOYMENT
19 Mo. % Ch. Aug -5.0%
10
8
6
4
2
0
-2
-4
-6
1960 1965 1970 1975 1980 1985 1990 1995 2000 2005



Erasing the Gains
Cumulative change in the total number of nonfarm jobs since the end of the last recession.
7 million jobs
6
5
4
3
2
1
0
-1
Jobs lost in this recession:
6.5 million
Recession
'02 '03 '04 '05 '06 '07 '08 '09
Source: Labor Dept.

The Employment Situation Remains a Major Issue


Help Wanted
Job openings
5 million
4
3
2
1
0
2004 '05 '06 '07 '08 '09
Source: Labor Department

The Wall Street Journal, September 10, 2009


Temporary Reprieve
Monthly change in temporary workers, in thousands
75
50
25
0
-25
-50
-75
-100
2005 '06 '07 '08 '09
Source: Bureau of Labor Statistics

The Wall Street Journal, September 5, 2009


Painful Spike
Unemployment rate
August: 9.7%
9%
8
7
6
5
4
3
2
1
0
2007 '08 '09
Source: Bureau of Labor Statistics

The Wall Street Journal, September 5, 2009


25% TEENAGE UNEMPLOYMENT
20
15
25.5%
Aug.
'06 '07 '08 '09
THE NEW YORK TIMES

The New York Times, September 5, 2009


Jobless peak
Economists say the unemployment rate will peak at 10.2%. When they predict it will peak:
2nd half 2010
16%
Q3 2009
8%
Q4 2009
27%
Q2 2010
27%
Q1 2010
22%
Source: USA TODAY economist survey
By George Petras, USA TODAY

The USA Today, July 27, 2009

Job Creation is Taking Longer each Cycle

Employment Falling Faster, Recovering More Slowly

On Friday, the government announced that 824,000 more jobs were lost than it had previously reported. That brought the loss since December 2007, when the recession began, to eight million — or 5.8 percent of all jobs. That percentage exceeds every decline since the end of World War II, when military production largely halted.

Largest declines in civilian employment since 1940

Last month of decline	Percentage decline in employment	Decline in employment, in millions	Months the decline lasted	Months recovery took
Sept. 1945	−10.1%	−4.3	22	12
Oct. 1949	− 5.2	−2.3	13	9
Aug. 1954	− 3.4	−1.7	13	10
June 1958	− 4.4	−2.3	14	10
Feb. 1961	− 2.3	−1.3	12	10
Nov. 1970	− 1.5	−1.0	8	10
April 1975	− 2.8	−2.2	9	10
Dec. 1982	− 3.1	−2.8	17	11
May 1991	− 1.5	−1.6	11	21
Aug. 2003	− 2.0	−2.7	30	18
Sept. 2009	**− 5.8**	**−8.0**	**21**	

In earlier recessions, all the jobs lost were recovered within about a year. But recent recoveries have taken much longer.

Source: Bureau of Labor Statistics, via Haver Analytics

Note: Only declines of at least 1.5 percent are included.

THE NEW YORK TIMES

Counting Hidden Unemployment


Under a broader definition of joblessness, some states have rates higher than 20 percent. This rate includes part-time workers who want to work full time, as well some people who want to work but have not looked for a job in the last four weeks. More details for every state are online at nytimes.com/economy.
Broad unemployment rate, April and May 2009
National rate 16.1%
8 10 15 20 23%
States with the highest broad unemployment rates
Oregon 23.5%
Rhode Island 21.5%
Michigan 21.5%
South Carolina 20.5%
California 20.3%
20%
15
10
5
BROADER DEFINITION
UNEMPLOYMENT RATE
'05 '07 '09
Note: Because of sampling error, actual rates for individual states could be a few percentage points higher or lower than shown. Rates are not seasonally adjusted. They are based solely on the Current Population Survey and therefore differ from official state unemployment rates.
Source: New York Times analysis of Current Population Survey data
THE NEW YORK TIMES

Global Unemployment Rates


Out of Work
Unemployment rates among industrialized OECD nations:
Spain 17.9%
Ireland 11.7
U.S. 9.4
France 9.3
Canada 8.4
Finland 8.1
Germany 7.7
Australia 5.7
Denmark 5.7
Japan 5.2
Note: All data as of May except for Spain (figure as of June). Sources: OECD; Spain's National Statistics Institute

Despite Improving GDP Forecasts, Employment is not Rebounding



Measuring the Toll | September's jobs report
Current recession
Jan. '04
Sept. '09
NUMBER OF JOBS, IN MILLIONS
Change since recession's start: Down 8.3%
INDUSTRY
Construction
Down: 19.7%
Manu-facturing
Down 14.9%
Professional and business services
Transport-ation and warehousing
Down 8.3%
Information
Down 6.6%
Financial activities
Down 6.6%
Wholesale trade
Down 6.5%
Retail trade
Down 5.6%
Mining and logging
Down 4.7%
Leisure and hospitality
Down 2.9%
Other services
Down 2.2%
Government
Up 0.2%
Utilities
Up 1.5%
Educational services
Up 2.7%
Health care and social assistance
Up 4.2%
CHANGE IN TOTAL JOBS IN SEPTEMBER
-64,000 -51,000 -8,000 -15,400 unch. -10,000 -4,900 -38,500 -1,000 -9,000 -10,000 -53,000 -700 -16,900 +20,500
Recession
Unemployment rate: 9.8%, up 0.1 pct. pt.
In millions
Cumulative total
Current month
Job loss since recession's start: 7.2 million/5.2%
30 weeks
Average weeks unemployed: 26.2, up 1.3 weeks
Note Data are seasonally adjusted
Source: Labor Department

Real Estate Remains a Drag on the U.S. Economy



Real Estate Prices
(index, 1984 = 100)
Residential properties1
Commercial properties
450
400
350
300
250
200
150
100
50
0
1984
87
90
93
96
99
2002
05
08
09:
Q2



Loan Delinquency Rate
(percent)
Commercial loans
Residential loans
14
12
10
8
6
4
2
0
1991
94
97
2000
03
06
09:
Q2

[1] Residential real estate prices are measured by the S&P/Case-Shiller index.

The Long-Term Budget Outlook is Challenging



Federal Budget Outlays (Spending) vs Receipts (Taxes)
(Rolling 12-Month Sum)
Black = August CBO Forecast
Federal Budget Net Outlays (Spending)
Rolling 12-Month Sum
Federal Budget Net Receipts (Taxes)
Rolling 12-Month Sum
Billions of Dollars
Federal Budget Deficit/Surplus
(Rolling 12-Month Sum)
Apr-01
$277.82
8/31/1983
-199.010
4/30/1992
-332.081
Apr-04
-455.48
Black = August CBO Forecast
Billions of Dollars
Percentage of Government Spending Covered By Taxes
(Rolling 12-Month Sum)
Black = August CBO Forecast
Net Reciepts / Net Outlays



Low Interest Rates Have Kept Public Debt Service Costs Manageable


Public-Sector Debt-Service Costs:
A Long-Term Perspective
%
%
U.S. Government
Interest Payments
(As A % Of Current
Government
Receipts)
18
16
14
12
10
8
6
Lowest in
2 decades
© BCA Research 2009
60
70
80
90
2000
10

Note: Bureau Of Economic Analysis data.

Government Deficits have Surged Globally


Fiscal balance as a percentage of GDP
World
Emerging and
developing economies
Advanced
economies
2
0
-2
-4
-6
-8
-10
1970
80
90
2000
10
14


Public debt as a percentage of GDP
Advanced
economies
World
Emerging and
developing economies
120
100
80
60
40
20
0
1970
80
90
2000
10
14

Top Tax Rates – They Are Going UP!


How tax rates have changed since 1980, and what could happen in 2011:
Top tax rate
1980 70%
1981 69.1%
1982 50%
1987 38.5%
1988 28%
1990 31%
1993 39.6%
2001 38.6%
2003 35%
2011 45%1
1 – If 2001 tax cuts expire and the House health care plan passes

Health Care Spending by Region



USA TODAY Snapshots®
Who spends big slice of economic pie on health care?
Percentage of GDP
USA
16%
France
11%
Switzerland
10.8%
Germany
10.4%
Belgium
10.2%
Canada
10.1%
$
Source: Organization for Economic Cooperation and Development from 2007 data
By Anne R. Carey and Sam Ward, USA TODAY

Health Bill Impact on Deficit


The health bill is projected to reduce the ranks of uninsured, but grow the federal deficit by a net $239 billion between 2010–2019.
Non-elderly uninsured, in millions
60
50
40
30
20
10
0
FY2010 '12 '14 '16 '18
Cumulative net change in deficit
$250 billion
200
150
100
50
0
–50
2010 '12 '14 '16 '18
Note: Fiscal year ends Sept. 30; Source: Congressional Budget Office

Health Care Reform is a Challenge



The Health-Care Challenge
Medical spending has grown to one-sixth the size of the nation's entire economic output, with the government footing a big portion of the bill. But about one in seven in the U.S. still lack health coverage.
Health-care spending as a percentage of GDP
20%
15
10
5
0
1970
1980
1990
2000
Share of health-care spending paid by:
50%
40
30
20
10
0
Public funds
Private insurance
Individuals out of pocket
1970
1980
1990
2000
Sources: Centers for Medicare and Medicaid Services, Census Bureau
By the numbers
$2.38 trillion
Estimated amount spent in the U.S. on health care in 2008
$239 billion
Effect of House health-care bill on U.S. deficit by 2019*
$235.4 billion
Estimated amount spent in the U.S. on prescription drugs in 2008
45.7 million
Number of uninsured people in the U.S. in 2007
15.3%
Portion of the U.S. population that was uninsured in 2007
*Congressional Budget Office estimate

Health Care Costs are the Major Issue


Health Care Since the Clinton Era
Uninsured
Percent uninsured by age group
Adults 18 to 64
Under 18*
65 and older
20%
15
10
5
0
'94
'00
'07
Health care spending
As percentage of gross domestic product
Projection: 20.3%
16.2%
13.7%
20%
15
10
5
0
'93
'07
2018
Insurance premiums
Cumulative growth
Health insurance premiums
Workers' earnings
Inflation
120%
100
80
60
40
20
0
'99
'02
'05
'08
Costs to workers
Average monthly worker premium contributions
Family coverage
Single coverage
$300
250
200
150
100
50
0
'99
'02
'05
'08
*The Children's Health Insurance Program, created in 1997, has significantly reduced the number of low-income children who are uninsured.
Sources: Employee Benefit Research Institute estimates of data from the Current Population Survey. Centers for Medicare & Medicaid Services, Office of the Actuary: Data from the National Health Statistics Group. Kaiser Family Foundation/HRET Survey of Employer-Sponsored Health Benefits, 1999-2008, and Kaiser analysis of data from Bureau of Labor Statistics.
THE NEW YORK TIMES

Getting A Second Opinion On Health Care Reform

Meeting at the White House on Monday with 150 doctors from 50 states, President Obama said it was "most telling" that some of the biggest supporters of health care reform were doctors and other health care professionals. But a recent IBD/TIPP Poll of 1,376 physicians places that claim in doubt. The poll, taken from Aug. 28 to Sept. 15, showed, doctors oppose current health care overhaul plans by 65% to 33%, fearing soaring costs, increased bureaucracy and lower-quality care, among other problems.

Q Do you support the proposed health care plan?


No answer
2.3%
Support
33%
Oppose
64.7%

Q If Congress passes its plan, will you . . .


Consider leaving practice or taking early retirement
44.7%
No answer
4.8%
Continue to practice
50.5%

Q Can the government cover 47 million more people, have it cost less money and the quality of care will be better?


No answer
4.1%
Yes
24.5%
No
71.4%

Q Under the government's plan, do you feel seniors will get . . .


No answer
7.4%
Better quality-care
27.5%
Lower-quality care
65%

Source: TechnoMetrica Market Intelligence

Doesn't equal 100% due to rounding

Productivity and Low Labor Costs are Boosting Corporate Profits

Recession	Q/Q % Ch. A.R. 2 Qtr.Avg. Real GDP	Productivity
1953	-4.3%	+0.1%
1958	-7.3%	-2.2%
1974	-3.2%	+3.5%
1980	-4.3%	-1.5%
1982	-5.6%	-3.8%
1990	-2.7%	-1.2%
2009	**-3.7%**	**+3.4%**



U.S. UNIT LABOR COSTS
Y/Y % 2009:2Q -0.6%
14
12
10
8
6
4
2
0
-2
-4
1965
1970
1975
1980
1985
1990
1995
2000
2005



U.S. CORPORATE PROFITS B.T. ADJ IVA & CCA
2009:2Q $1275.6 e
1700
1600
1500
1400
1300
1200
1100
1000
900
2003
2004
2005
2006
2007
2008
2009

+13.5%



Kindest Cuts
Companies have aggressively cut costs, inflating profits. Year over year change in selling, general and administrative expenses among S&P 500 stocks
20%
10
0
-10
recession
1980
'85
'90
'95
'00
'05
Sources: Compustat; Goldman Sachs Global ECS Research

The Downside to Productivity: U.S. Manufacturers Producing More with Less



Manufacturing Employees (000s)
12500
11500
10500
9500
8500
98
99
00
01
02
03
04
05
06
07
08
09
190
180
170
160
150
140
130
120
Manufacturing Output Per Hour (1992=100)
Production Workers: Manufacturing (SA, Thous)
Productivity & Costs: Manufacturing - Output Per Hour

Source: Bureau of Labor Statistics

Corporate Interest Burdens are Low, Cash Flow is High

Exhibit 14: U.S. nonfinancial corporate debt burden


US corporate net interest/cash flow (debt burden)
35%
30%
25%
20%
15%
10%
5%
0%
Q4 1969
Q2 1973
Q4 1976
Q2 1980
Q4 1983
Q2 1987
Q4 1990
Q2 1994
Q4 1997
Q2 2001
Q4 2004
Q2 2008

Source: © Datastream International Limited ALL RIGHTS RESERVED, Credit Suisse research.

Exhibit 15: U.S. nonfinancial corporate FCF


US non-financial Corporate FCF/GDP
LT Average
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
Q4 1969
Q4 1975
Q4 1981
Q4 1987
Q4 1993
Q4 1999
Q4 2005

Source: © Datastream International Limited ALL RIGHTS RESERVED, Credit Suisse research.

Investors are Becoming Less Risk Averse



2008 Flight To Quality
30 Year US Treasury
41%
US Trs
14%
-5%
Investment Grade
-8%
Financial Institution Corporates
-21%
Comm Mortg. (CMBS)
-26%
US Corp High Yld
-26%
S&P Pref. Stock
-36%
Home Equity
-37%
S&P 500
-71%
A Rated (CMBS)
-80% -70% -60% -50% -40% -30% -20% -10% 0% 10% 20% 30% 40% 50%



2009 Partial Reversal
-19%
30 Year US Treasury
-2%
US Treasury
Invest. Grd Corps
17%
Financial Inst. Corp.
16%
Commercial Mortgage (CMBS)
24%
US Corporate High Yield
49%
S&P Preferred Stock Index
38%
Home Equity
21%
S&P 500
19%
A Rated (CMBS)
39%
-20% -15% -10% -5% 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50%

Post-Recession Rallies

The Dow Jones industrial average is up 30% from its bear market low. How that compares with past post-recession rallies:

Recession	Mkt. bottom	Gain in next 12 to 21 mos.
Nov. '73 to March '75	Oct. 3, 1974	76% in 21 months
Jan. '80 to July '80	March 27, 1980	35% in 12 months
July '81 to Nov. '82	Aug. 12, 1982	66% in 15 months
July '90 to March '91	Oct. 11, 1990	45% in 19 months
March '01 to Nov. '01	Oct. 9, 2002	50% in 17 months
Dec. '07 to ?	March 9, 2009	?

Source: Navellier & Associates

Equity Returns and Flows: Reversion to the Mean?



Long Treasury Total Return Index vs. S&P 500 Total Return Index
Trailing 10 year rate of return
Red Line: S&P 500 Total Return Index (thin) = -0.79%
Blue Line: Long Treasury Bond Total Return Index (thick) = 8.04%
Compound Annual Rate



Mutual Fund Industry Monthy Equity Fund Flows*
($millions)
Source: ICI and Stifel Nicolaus
* Sept. Flows Through Sept. 30th



Mutual Fund Industry Monthy Bond Fund Flows*
($millions)
Source: ICI and Stifel Nicolaus Research
* Sept. Flows Through Sept. 30th

U.S. Market Valuations are Near Historical Averages

Exhibit 63: U.S. P/E on trend earnings



S&P 500: price to trend reported earnings
Average
15.6
40
35
30
25
20
15
10
5
0
1920
1930
1940
1950
1960
1970
1980
1990
2000

Source: © Datastream International Limited ALL RIGHTS RESERVED, Credit Suisse research.

Exhibit 64: U.S. 12-month forward P/E



US 12m Price/Earnings
26
24
22
20
18
16
14
12
10
1989 1991 1993 1995 1997 1999 2001 2003 2005 2007 2009

Source: MSCI,IBES, © Datastream International Limited ALL RIGHTS RESERVED, Credit Suisse research.

Exhibit 61: U.S. Tobin's Q



US Tobin's Q (EV at market/replacement value, nonfinancial business)
1.4
1.3
1.2
1.1
1.0
0.9
0.8
0.7
0.6
0.5
0.4
Q3 1953
Q3 1958
Q3 1963
Q3 1968
Q3 1973
Q3 1978
Q3 1983
Q3 1988
Q3 1993
Q3 1998
Q3 2003
Q3 2008

Source: © Datastream International Limited ALL RIGHTS RESERVED, Credit Suisse research.

Exhibit 62: U.S. market cap to GDP



Market cap / GDP
average
Non-farm, non-financial US corporates
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
1952
1957
1962
1967
1972
1977
1982
1987
1992
1997
2002
2007

Source: © Datastream International Limited ALL RIGHTS RESERVED, Credit Suisse research.

Global Equity Valuations

12-Month Forward P/E Ratio

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	14.0	12.7	12.3	24.6	15.4	14.1
Post 1990 Average	16.5	14.6	12.9	34.3	14.0	16.9
Discount/Premium	*-15.2%*	*-13.0%*	*-4.7%*	*-28.3%*	*10.0%*	*-16.6%*

Enterprise Value/EBITDA (ex Financials)

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	7.4	6.1	6.6	8.1	7.6	7.1
Post 1990 Average	9.8	6.8	7.7	9.8	8.7	8.8
Discount/Premium	*-24.5%*	*-10.3%*	*-14.3%*	*-17.3%*	*-12.6%*	*-19.3%*

Free Cash Flow Yield

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	6.3	5.6	6.5	-0.2	3.8	5.0
Post 1990 Average	3.8	3.2	3.5	0.0	3.5	2.9
Discount/Premium	*65.8%*	*75.0%*	*85.7%*	*NM*	*8.6%*	*72.4%*

Low Quality Companies have Outperformed since the Market Low

Russell 3000 - Performance from March 9 to October 5

Quintile*	Market Cap	ROE	Debt to Capital	Stock Price	Beta
Q1 (Highest)	28%	42%	85%	34%	116%
Q2	57%	47%	57%	37%	63%
Q3	57%	57%	47%	47%	56%
Q4	64%	58%	51%	66%	27%
Q5 (Lowest)	86%	85%	50%	109%	28%

* Quintiles are equally weighted based on Russell 3000 weightings as of March 9

Fundamentals Suggest Higher Oil Prices on the Horizon

Oil Is Getting Harder to Find…



OIL PRODUCTION AND DEVELOPMENT SPEND
(Global oil production, mm/d and Global Expenditure on Oil Services, $bn)
Expenditure on Oil Services
Oil Production
250
230
210
190
170
150
130
110
90
70
50
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Source: Hussein Allidina, *Balance To Tighten Again By 2012*, 13 September; Spears & Associates; Morgan Stanley Research

…And Less Responsive to Price



OIL SUPPLY
Non-OPEC
OPEC
INDEX JAN 2000
130
125
120
115
110
105
100
95
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Both series are indexes. January 2000=100
Source: Hussein Allidina, *Balance To Tighten Again By 2012*, 13 September; IEA; Morgan Stanley Research

Oil Is Getting More Costly to Produce



OIL PRICE AND MARGINAL COST
Marginal Costs
Brent Crude Price (annual average)
US$/BARR
$80
$70
$60
$50
$40
$30
$20
$10
$0
1991 1993 1995 1997 1999 2001 2003 2005 2007

Source: Hussein Allidina, *Balance To Tighten Again By 2012*, 13 September; World Bank; Morgan Stanley Research

Spare Capacity Runs Out Soon – Or Very Soon



GLOBAL SPARE PRODUCTION CAPACITY
Spare Capacity Assuming All Projects Come Online
Minus Challenged Barrels
% OF DEMA
10%
8%
6%
4%
2%
0%
-2%
1999 2001 2003 2005 2007 2009 2011e 2013e 2015e

Source: Hussein Allidina, *Balance To Tighten Again By 2012*, 13 September; MS Commodity research estimates; Morgan Stanley Research

Long-Term Agricultural Fundamentals are Strong


Prices of Selected Food Crops
(index, January 2006 = 100)
Futures curves as of September 15, 2009
Wheat
Corn
Soybeans
320
280
240
200
160
120
80
2006
07
08
09
10


Major Crop Demand
(annual change, millions of metric tons)
China
Other emerging and developing economies
Advanced economies
120
100
80
60
40
20
0
-20
-40
1995
97
99
2001
03
05
07
09
10


Major Food Crops2
Real price index (1980=100)
Global stock-to-use ratio (percent)
120
100
80
60
40
20
0
1980
86
92
98
04
10


Biofuel Production
Correlation between food and fuel price indices3 (left scale)
Corn used for U.S. ethanol production4 (in percent of total U.S. production, right scale)
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
-0.4
-0.6
40
32
24
16
8
0
-8
-16
-24
1996
98
2000
02
04
06
08
09

[1] Major food crops are wheat, corn, rice, and soybeans.
[2] Projections for 2009 and 2010 are from the U.S. Department of Agriculture.
[3] Rolling window of 36 months of monthly price changes.
[4] Refers to marketing years (e.g., 2009 refers to September 2009 through August 2010).

Growth Stocks Remain Attractively Valued

Valuation Convergence: Hardly any Premium for Growth



S&P 500: Average FY2 P/E by Long-Term Growth Estimate Quintile
Highest Growth Companies
Lowest Growth Companies
Valuation Convergence
35
30
25
20
15
10
5
0
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008

Attractive Large Cap Growth Stocks

Company Name	10 P/E*	09-10 EPS GAIN*	Long Term Gr Rate	Div Yield	Free Cash Flow Yield	Return on Avg Tot Eq LTM
3M Co.	16x	8%	12%	2.8%	5.8%	24%
Abbott Laboratories	12x	11%	11%	3.2%	6.5%	27%
Accenture Plc	14x	-1%	12%	2.0%	14.7%	59%
Baxter International Inc.	13x	13%	12%	1.8%	4.1%	31%
Best Buy Co. Inc.	12x	8%	13%	1.5%	3.6%	18%
Cisco Systems Inc.	18x	-3%	13%	0.0%	8.2%	17%
General Mills Inc.	13x	8%	7%	2.9%	4.8%	25%
Goldman Sachs Group Inc.	10x	1%	14%	0.8%	6.4%	N/A
International Business Machines Corp.	11x	10%	11%	1.8%	9.2%	58%
McDonald's Corp.	13x	10%	9%	3.9%	5.1%	31%
Medtronic Inc.	11x	9%	11%	2.2%	6.9%	15%
Microsoft Corp.	15x	-1%	10%	2.1%	8.2%	38%
Oracle Corp.	12x	10%	12%	1.0%	8.8%	23%
Occidental Petroleum Corp.	14x	59%	11%	1.7%	5.1%	14%
PepsiCo Inc.	15x	11%	10%	3.0%	4.0%	33%
QUALCOMM Inc.	18x	33%	15%	1.6%	9.7%	9%
Southwestern Energy Co.	19x	46%	47%	0.0%	-4.3%	1%
Target Corp.	14x	12%	13%	1.4%	6.4%	15%
United Technologies Corp.	14x	9%	11%	2.5%	7.5%	21%
Wells Fargo & Co.	16x	4%	13%	0.7%	0.1%	6%
Median	**14x**	**10%**	**12%**	**1.8%**	**6.4%**	**23%**

*Earnings Per Share data based on First Call Estimates

Major Investment Themes for Growth-Oriented Investors

Energy	The key drivers/themes in energy are supply/demand imbalances resulting from emerging market growth, challenges stemming from basin exhaustion, declining reserves per well, and higher costs to extract resources.
Health Care	While demographics are set to boost demand for healthcare, those same forces are expected to make paying for healthcare increasingly difficult. Investment opportunities will come from innovative companies targeting unmet needs, technologies/treatments that reduce overall healthcare costs, and increased affluence in emerging markets.
Technology	Growth in wireless devices (smartphones) and networks, internet traffic, and global digital information are among the key drivers in technology. Corporations continue to spend on productivity-enhancing technology.
Capital Goods	Global infrastructure spending growth will outpace GDP growth for many years, driven by pent-up demand and under-investment in developed nations and industrialization of emerging economies. Attractive end-markets include water/wastewater, road construction, power, energy/commodities and commercial aerospace.
Consumer	For retailers, pressure on wages (particularly in U.S.) and global competition are placing emphasis on price and value. Consumer products companies can accelerate organic growth by capitalizing on increasing consumption in emerging markets.
Finance	Market share shifts are occurring in many industries as well capitalized companies are taking advantage of bankruptcies, M&A activity, and balance sheet-constrained competitors. The development of capital markets (both equity and bonds) outside the U.S. offers excellent long-term growth prospects for well-positioned firms.

Economic/Investment Outlook

- Subpar economic recovery, elongated "U"
  - \+ Material liquidity in the financial system
  - \+ Proactive and synchronized government and central bank actions
  - \- Unemployment risk resulting in consumer uncertainty
  - \- Commercial real estate
  - \- Residential real estate
  - \- Government deficits worldwide

- Bull market runs, with modest returns going forward
  - Good days, bad days – more volatility ahead
  - Fundamental analysis is key – stock picker's environment
  - Corporate balance sheets and cash flows strong
  - Markets will anticipate
  - Valuations still attractive – 1 year ago market was discounting depression, now recession

- In a slowly recovering economic environment, growth style tends to outperform – the key is quality earnings growth

- Longer Term
  - Consumer de-leveraging should run its course
  - Financial system stability as banks recapitalize
  - More clarity on political/regulatory environment
  - Synchronized global growth, driven by emerging markets

Investment Strategy

- Focus on quality – similar to advice 1 year ago. Different and some reasons still uncertain
  - Strong balance sheet and cash flow
  - Dominant companies – brands, regions, technologies
  - Diversified portfolio – sectors, geographical
  - Proven management teams

- Maintain above-average diversification both in terms of sectors and individual stocks

- Opportunistically increase cyclical exposure as economy shows signs of improvement

- **Examples of potential pro-cycled portfolio "shifts" include:**

Technology:	Software/Service	⟹	Semiconductors
Health Care:	Health Services	⟹	Biotech/HIS
Financials:	P&C Insurance	⟹	Credit Sensitive/Cap markets
Energy:	Integrated Oil	⟹	Energy Equipment
Consumer:	Non-Durables	⟹	Cyclical Retailers
Communications:	Service Providers	⟹	Equipment Companies
Capital Goods:	Defense	⟹	Infrastructure/Agriculture

- Remain opportunistic in increasing mid/small cap and international exposure.